82-34978

Clariant Ltd
Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

Clariant

RECEIVED
2009 MAR 26 A 10:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

09045681

SUPPL

CH-4132 Muttenz 1, 19/03/2009

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:
- Ad-hoc Announcement:

Clariant Appoints Mathias Lütgendorf Member of the Executive Committee

Yours sincerely,

Clariant Ltd

M. Grieder Buttler

Mirjam Grieder Buttler

3/26

82-34978

Clariant

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

Media Release

Clariant International Ltd

Clariant Appoints Mathias Lütgendorf Member of the Executive Committee

Muttenz, March 19, 2009 – Clariant, a world leader in specialty chemicals, has appointed Mathias Lütgendorf as a member of its Executive Committee, effective April 1, 2009. He will assume responsibility for the Textile, Leather and Paper Businesses as well as for the company's Asian region. Peter Brandenberg, currently head of the Textile, Leather and Paper Chemicals (TLP) Division will retire after a highly successful career with Clariant spanning 38 years including 14 years as a member of the Executive Committee.

At the same time the decision has been made to operationally separate the Textile, Leather and Paper Business Units from each other by the end of 2009. This move will enable each business to be managed as a stand alone unit, providing the operational and strategic flexibility required to improve their profitability. The three Business Unit heads as well as the heads of Controlling and Production and Technology of the current structure will report directly to Mathias Lütgendorf.

Mathias Lütgendorf was member of the Executive Committee of privately held textile dyes and chemicals producer DyStar until the end of 2008, where he was responsible for Global Operations. Prior to this he had held several management positions within DyStar and Hoechst. He holds a PhD in chemistry from the Rheinisch-Westfälische Technische Hochschule Aachen, Germany.

"I am very pleased with the appointment of Mathias Lütgendorf. He is a senior executive from the chemical industry. His skills and experience will ensure we navigate our Textile, Leather and Paper Businesses through difficult times while at the same time increasing our footprint in Asia", commented Clariant's CEO, Hariolf Kottmann. "In particular I want to thank Peter Brandenberg for his dedication and commitment throughout his lifelong career with our company. He successfully assumed many different management functions in four continents and leaves a strong impression in our company. Under his leadership the TLP Division has made significant progress in increasing its competitiveness."

Clariant

Media Contacts

Arnd Wagner	Phone	+41 61 469 61 58
	Email	arnd.wagner@clariant.com
Nigel Thornton	Phone	+ 41 61 469 67 43
	Email	nigel.thornton@clariant.com

Investor Relations Contacts

Ulrich Steiner	Phone	+41 61 469 67 45
	Email	ulrich.steiner@clariant.com

Clariant - Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 20,000 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 8.1 billion in 2008. Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com